PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

May 24, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Cowan

Re:	Dreyfus AMT-Free Municipal Cash Management Plus

(Registration Nos: 33-36821; 811-6172)

Dreyfus AMT-Free New York Municipal Cash Management

(Registration Nos: 33-42431; 811-6395)

Ladies and Gentlemen:

On behalf of the above referenced registrants (the "Registrants"), on or about May 30, 2019, the Registrants plan to file with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 53 for Dreyfus AMT-Free Municipal Cash Management Plus and Post-Effective Amendment No. 49 for Dreyfus AMT-Free New York Municipal Cash Management (together, the "Amendments") to their respective Registration Statements on Form N-1A (together, the "Registration Statements"). The Amendments will relate to Post-Effective Amendment No. 52 for Dreyfus AMT-Free Municipal Cash Management Plus and Post-Effective Amendment No. 48 for Dreyfus AMT-Free New York Municipal Cash Management (together, the "485(a) Amendments"), respectively, to the Registration Statements filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on April 1, 2019 for the purpose of adding a new class of shares to the Registrants – Service Shares. The Registrants have decided, however, to rename the new share class "Participant Shares" and to revise the fee structure of the new class. The Registrants have adopted separate shareholder services plans and administrative services plans, rather than a combined shareholder and administrative services plan, and the fees payable pursuant to said plans aggregate 45 basis points, rather than the previously filed 50 basis point fee pursuant to the originally proposed combined shareholder and administrative services plan. The Amendments will include a combined prospectus with other Dreyfus-managed Cash Management Funds (defined below) that offer Participant Shares, similar to the prospectus structure of the Registrants' other share classes.

This letter is being filed to respond to comments of the staff (the "Staff") of the Commission with respect to the 485(a) Amendments that were provided to the undersigned by Mark Cowan of the Staff on May 13, 2019. The Amendments are being filed in order to respond to these comments and to complete previously incomplete portions of the filings and make certain other non-material revisions.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendments as applicable to similar disclosure elsewhere in the 485(a) Amendments. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendments.

General

1.	Staff Comment: Dreyfus Government Securities Cash Management was not mentioned as part of the 485(a) Amendments. Is it an existing portfolio offering Service Shares?

Response: Dreyfus Government Securities Cash Management did not previously offer Service Shares, and its amendment filing has been withdrawn along with the other Cash Management Funds (defined below), other than the Registrants, included in the 485(a) Amendments.

2.	Staff Comment: Will the Amendments reflect only those registrants being registered in the 485(a) Amendments?

Response: As stated above, the Amendments will combine each Registrant's prospectus with those of the following registrants offering Participant Shares: Dreyfus Government Cash Management, Dreyfus Government Securities Cash Management, Dreyfus Treasury & Agency Cash Management, and Dreyfus Treasury Securities Cash Management (collectively, the "Cash Management Funds").

Prospectus

Fund Summary—Principal Investment Strategy

3.	Staff Comment: The second sentence of this section states:

The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

To the extent these instruments are counted towards the respective Registrant's 80% policies, they should be valued at market value, not notional value.

Response: Fund management has confirmed that to the extent such instruments are included in the Registrant's 80% policy, they will valued at market value, not notional value. The following sentence has been added to Fund Details—Goal and Approach in the Amendments: "To the extent such derivative instruments have similar economic characteristics to municipal obligations as described in the respective tax exempt fund's policy with respect to the investment of at least 80% of its net assets, the market value of such instruments will be included in the 80% policy."

Fund Summary—Performance

4.	Staff Comment: As the new [Service] Shares class is more expensive than the Investor Shares class, please state that because the new class has higher expenses than that of the class shown, the new class's performance will be lower than that of the class shown.

Response: The requested revision will be made in the Amendments. The following will be added to the disclosure under Fund Summary—Performance: "The performance figures shown have not been adjusted to reflect applicable class fees and expenses; if such fees and expenses had been reflected, the performance shown for Participant shares would have been lower."

5.	Staff Comment: Please confirm an average annual total return bar chart (with bar lines) and 2018 data will be included in Amendments.

Response: The Amendments will include the relevant average annual total return bar charts which will include 2018 data.

6.	Staff Comment: The footnote to the average annual total return bar chart states: "Reflects the performance of the fund's Investor shares, which are offered in a separate prospectus. Such performance figures have not been adjusted to reflect applicable class fees and expenses." Please consider moving this disclosure to the second paragraph of the section which discusses the historical performance of the Registrants' Investor Shares.

Response: The second paragraph in the Amendments states: "The historical performance of the fund's Investor shares, which are not offered in this prospectus, is used to calculate the performance of the fund's Participant shares shown in the bar chart and table. Since the fund's Participant shares are new, past performance information is not available for Participant shares as of the date of this prospectus. Each share class is invested in the same portfolio of securities, and the annual returns would have differed only to the extent that the classes have different expenses. The performance figures shown have not been adjusted to reflect applicable class fees and expenses; if such fees and expenses had been reflected, the performance shown for Participant shares would have been lower." We believe this disclosure appropriately discloses that the performance reflects the performance of the fund's Investor Shares and not the fund's Participant Shares. Nevertheless, we have not deleted the referenced footnote.

Fund Details—Goal and Approach

7.	Staff Comment: Please state the Registrants' investment objectives, and, if applicable, state that they may be changed without shareholder approval.

Response: The investment objectives of the Registrants are stated in the sixth paragraph of the section. Each fund's investment objective is a fundamental policy, which may be changed only with the approval of the fund's board and shareholders. Accordingly, no additional disclosure has been added to the Amendments.

8.	Staff Comment: Please explain the requirements of Rule 2a-7 under the 1940 Act in this section, which requires more detail than the Fund Summary.

Response: We believe the disclosure appropriately explains the requirements of Rule 2a-7 as they apply to the different categories of money market funds included in the Amendments. For example, the disclosure states: "Among other requirements, each fund is required to hold at least 30% of its assets in cash, U.S. Treasury securities, certain other government securities with remaining maturities of 60 days or less, or securities that can readily be converted into cash within five business days. In addition, each fund, other than the tax exempt funds, is required to hold at least 10% of its assets in cash, U.S. Treasury securities or securities that can readily be converted into cash within one business day. Each fund must maintain an average dollar-weighted portfolio maturity of 60 days or less and a maximum weighted average life to maturity of 120 days. Dreyfus AMT-Free Municipal Cash Management Plus and Dreyfus AMT-Free New York Municipal Cash Management are each limited to investing in high quality securities that BNY Mellon Investment Adviser, Inc. has determined present minimal credit risks." Accordingly, no additional disclosure has been added to the Amendments.

9.	Staff Comment: Please remove all disclosure in Fund Details and elsewhere which deals with registrants others than those being registered in the Registration Statement.

Response: As stated above, the Amendments will be filed with the Cash Management Fund's existing Participant Shares prospectus. Accordingly, Fund Details in the Amendment will be structured almost identically to how it was structured in the 485(a) Amendments.

10.	Staff Comment: To avoid investor confusion, please note that the Retail Funds are also referred to as "tax exempt funds".

Response: References to the names of the funds, where applicable, will be made in the Amendments. Please note that there is another tax exempt fund that is not a Retail Fund included in a separate prospectus for a different share class that also includes the Registrants; consequently, we have kept certain references to "tax exempt funds" for consistency.

11.	Staff Comment: Please describe how the Registrants' fundamental/non-fundamental 80% policy can be changed (per Rule 35d-1 under the 1940 Act (the "Names Rule")).

Response: The following will be added to the disclosure under: "It is a fundamental policy of each tax exempt fund, which may be changed only with the approval of the fund's board and shareholders, that the fund normally invest at least 80% of its net assets in municipal obligations that provide income exempt from federal income tax and, with respect to Dreyfus AMT-Free New York Municipal Cash Management, from New York state and New York city personal income taxes. Each tax exempt fund's policy with respect to investing in municipal obligations that provide income exempt from the federal alternative minimum tax may be changed by the fund's board, upon 60 days' prior notice to shareholders."

12.	Staff Comment: The second sentence of the ninth paragraph of the section states: "In addition, each fund, other than the tax exempt funds, is required to hold at least 10% of its assets in cash, U.S. treasury securities or securities that can readily be converted into cash within one business day." Please revise this disclosure as applicable for the Registrants.

Response: As the Amendments will include disclosure relevant to the Cash Management Funds, this disclosure will not be revised in the Amendments. Please see our response to Staff Comment No. 9 above.

13.	Staff Comment: Please tailor Investment Risks to apply only to the Registrants.

Response: Please see our response to Staff Comment No. 9 above.

Shareholder Guide—Buying and Selling Shares

14.	Staff Comment: Please revise the first sentence of the first paragraph to apply only to the Registrants.

Response: Please see our response to Staff Comment No. 9 above.

* * * * *

We hope the Staff finds that this letter and the revisions included in the Amendments are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendments, they should call the undersigned at 212.969.3379 or David Stephens of this office at 212.969.3357.

Very truly yours,

/s/ Kim Kaufman

Kim Kaufman

cc:	David Stephens

Jeff Prusnofsky

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